We make financial dreams a reality.

At QCR Holdings, Inc. we believe that the definition of a true Community Bank is quite clear – and that it is based on the needs of the Communities and Clients that we serve.

Since the founding of our Company in 1993, we have continually focused on being the "Relationship Driven Organization®" that is the heart of our QCR Holdings, Inc. business model, a business model that provides each QCR Holdings entity with the autonomy to tailor products, services and decisions unique to the clients and communities that it serves.

Each of our clients "need" something different from their banking relationship. Our local bankers in the Quad Cities, Cedar Rapids, Rockford, and Waterloo/Cedar Falls communities are empowered to tailor products, services and decisions to the clients and communities that they serve, creating the customized "relationship based" service that drives our Company. Each member of the QCR Holdings, Inc. team has the experience and talent to build strong relationships with our clients, to understand their unique hopes, challenges and opportunities, and to bring them decisions and solutions that help them achieve their financial dreams.

Serving the needs of our Clients and the Communities in which we live and work by developing strong relationships and using these relationships to help our clients succeed and our communities thrive, is what we do each day. That is what being a "Community Bank" is all about.

Our local bankers and our leasing subsidiary, m2 Lease Funds, are supported by a QCR Holdings Group Operations team that delivers operational services in a centralized and efficient manner. The members of the Group Operations team share the same passion for building relationships with, and exceeding the expectations of, their internal "clients" at each of our entities, allowing each of our member Community Banks to possess the resources of a much larger financial institution.

Further supporting our local Community Banks is a Board of Directors at each banking charter and m2 that consists of community leaders who share this drive to make a difference to our clients and the communities in which they live and work.

By staying true to our business model of delivering local decisions that impact clients and communities, and delivering support services that do not directly impact clients in a centralized and efficient manner, we have allowed Quad City Bank & Trust, Cedar Rapids Bank & Trust, Rockford Bank & Trust, and Community Bank & Trust to create a strong "Community Bank" brand in their respective markets and to become the bank of choice for clients that value a strong relationship with their bank.

Each member of our QCR Holdings team will continue to focus on creating meaningful and lasting relationships with our clients as we work hard to create significant long-term value for our shareholders.

QCR HOLDINGS, INC.
a relationship driven organization®

A MESSAGE FROM OUR CHAIRMAN



It is with a great deal of satisfaction and pride that I write my final Annual Chairman's message to shareholders. After twenty two years as a director of Quad City Bank & Trust, nineteen years as a director of QCR Holdings, Inc., including the past nine years as Chairman, I will retire from my role as Chairman of the QCR Holdings Board at the time of the Annual Meeting in May 2016. In order to assist the new Chair in an orderly transition, I will remain on the QCR Holdings Board for one year until my complete retirement in May 2017. However, the community bank model we affectionately call QCR Holdings is much more than one individual or group of individuals. All of our constituents including you, our shareholders, all of our clients and customers, and all of our employees who serve our communities, make this company what it is today. Our Company is in great hands for the future.

As I think back to the origins of QCR Holdings when Mike Bauer and Doug Hultquist asked me to be one of the original investors and to serve on the board of Quad City Bank & Trust, I have to say from the very beginning I knew that a new community bank in the Quad Cities would be a successful venture. The timing, the capital we raised from our shareholders, and most of all, the talented people we assembled to start this Company, was way beyond any successful measure. That talented management team was able to duplicate this same successful community bank concept with new opportunities and excellent timing, additional capital from you our shareholders, and above all, top notch management and employees in Cedar Rapids, Iowa and Rockford, Illinois. Our acquisition of m2 Lease Funds and Community National Bank in Waterloo, Iowa complimented our community bank financial model.

Yes, the past 22 years of QCR Holdings has been by most all measures wildly successful. In fact, the balance sheet restructuring we accomplished in 2015 has paved the way for even more significant growth and success in the future. Much of our future growth will come from within our current markets but we are also searching for opportunities to expand our community bank concept to other favorable geographies.

2015 was yet another in a run of successful years in the history of QCR Holdings. None of this would have been possible without the talented management team and all the employees of QCR Holdings. I thank all of them and will cherish the many relationships I was able to develop over the years. To you, our shareholders, I express continued thanks for investing in our company. Like you, as a shareholder, I will continue to keep a watchful eye on the performance of QCR Holdings. We have had a great past together. Trust me, the best is yet to come!

James J. Brownson

Chairman of the Board, QCR Holdings, Inc.

Summary of Financial Results 2011 - 2015
(IN THOUSANDS)

	2011	2012	2013	2014	2015
Net interest income	$54,145	$57,649	$64,105	$69,071	$76,296
Non-interest income	19,085	18,953	26,846	21,158	24,530
Non-interest expense	(52,616)	(54,591)	(65,465)	(65,430)	(73,358)
Pre-tax pre-provision net income	20,614	22,011	25,486	24,799	27,468
Provision for loan/lease losses	(6,616)	(4,371)	(5,930)	(6,807)	(6,871)
Net income before taxes	13,998	17,640	19,556	17,992	20,597
Income taxes	(3,868)	(4,534)	(4,618)	(3,039)	(3,669)
Net income	10,130	13,106	14,938	14,953	16,928
Less: net income attributable to non controlling interests	438	488	-	-	-
Net income attributable to QCR Holdings, Inc.	$9,692	$12,618	$14,938	$14,953	$16,928

Asset Growth
(IN THOUSANDS)



$350,000
$175,000
$129,975
$127,120
$301,223
$130,005
$68,240
2011
2012
2013*
2014
2015

*Includes acquisition of Community National Bank

Book Value vs. Fair Market Value
COMMON STOCK (IN MILLIONS)



FAIR MARKET VALUE
BOOK VALUE
$300
$200
$100
$0
DEC.93
DEC.03
DEC.13
DEC.14
DEC.15

Total Metropolitan Statistical Area Deposits
(JUNE 30, 2015) (IN THOUSANDS)



$8,000,000
$5,000,000
$2,000,000
$7,545,484
Quad Cities
$5,483,725
Cedar Rapids
$5,618,913
Rockford
$3,114,640
Cedar Valley
Population
(July 1, 2014)
384,000
266,000
340,000
171,000

TO OUR SHAREHOLDERS

2015 marked a great year of change and significant progress for QCR Holdings, Inc. We look much differently today than we did a year ago. The Company successfully executed several planned initiatives aimed at improving the long-term profitability of the Company and strengthening its capital base to take advantage of future opportunities.

As will be outlined in the following pages of our Annual Report, our 2015 financial results reflect record earnings across all of our entities. We continue to believe that the model we are proud to call "The Local Community Bank Advantage" still differentiates us in our market places. Throughout the year, we welcomed new clients who came to our doors seeking the exceptional, personalized service and advice that our over 400 employees work so very hard to deliver.

At QCR Holdings, we believe that banking will always be a relationship business and we need to do all we can to identify how best to develop that relationship so that it can work most effectively. There is no denying that technology is reshaping banking today and we are committed to being competitive in that space. We made several technology investments in 2015 to do just that, and will continue to do so. While we recognize a hand-held device is essential in today's world, we still maintain that nothing can replace the handshake when it comes to the placement of your valuable assets.

Our model works because it is delivered locally by people that are not only talented bankers, but by bankers who are also talented in many other aspects of life. Our entire work force donated over 19,710 hours to local non-profit organizations in 2015 – lending their time and expertise to those less fortunate than themselves. Each of our communities is stronger thanks to their efforts and for that, and their excellent work in 2015, we thank each of them.

2015 HIGHLIGHTS AND RESULTS

SUCCESSFUL PUBLIC COMMON STOCK OFFERING IN MAY

The Company identified six strategic objectives in conjunction with the common stock offering:

1. Bolster *capital ratios* and bring Tangible Common Equity (TCE) more in line with industry peers
2. Restructure funding to improve *net interest margin*
3. Significantly shorten the time period to achieve the targeted *1.0% Return on Average Assets (ROAA)*
4. Better position the Company to identify and cultivate accretive *M&A* opportunities
5. Attract additional *institutional investors*
6. Improve *liquidity in the stock* and potentially enhance trading performance

On May 13, 2015, the Company was pleased to announce the closing of an underwritten public offering of 3,680,000 shares of its common stock at a price of $18.25 per share. The net proceeds to the Company, after deducting the underwriting discount and offering expenses, totaled $63.5 million. As a result of the successful execution of the capital raise, we have made great progress on each of the strategic objectives identified above:

Capital Ratios - As of March 31, 2015, the Company's total risk-based capital was 10.30%, the common equity tier 1 ratio was 7.24% and the tangible common equity to tangible assets ratio was 5.88%. As of December 31, 2015, these ratios improved to 13.11%, 10.33% and 8.55% respectively.

Net Interest Margin - Net interest margin for the twelve months ended December 31, 2015 was 3.37% versus 3.15% at December 31, 2014.

Return on Average Assets (ROAA) - Core ROAA has improved significantly from 0.48% to 0.96% for the quarters ending December 31, 2014 and December 31, 2015, respectively.

M&A - We continue to actively evaluate accretive M&A opportunities.

Institutional Ownership - We welcomed 42 new institutional investors with the May offering. As a result, QCR Holdings, Inc. has grown from 19% institutional ownership at the end of 2014, to 49% at the end of 2015.

Liquidity in Stock - Average trading volume in QCRH stock has improved (7,600 average daily trading volume in 2014 to 31,700 in 2015). Additionally, we have seen a significant increase in stock price with the closing stock price at December 31, 2014 of $17.86 improving to $24.29 at December 31, 2015.

CONSOLIDATED EARNINGS (in thousands)

	2012	2013	2014	2015
Quad City Bank & Trust *	$ 10,732	$ 10,273	$ 10,451	$ 11,762
Cedar Rapids Bank & Trust	5,881	6,736	8,006	8,108
Rockford Bank & Trust	593	1,579	1,877	2,189
Parent Co. & Eliminations **	(4,588)	(3,650)	(5,381)	(5,131)
Consolidated Earnings	**$ 12,618**	**$ 14,938**	**$ 14,953**	**$ 16,928**

* Includes m2 Lease Funds.

** Includes earnings from CNB and all other acquisition related activity.

PROCEEDS FROM STOCK OFFERING USED TO RESTRUCTURE BALANCE SHEET SECOND QUARTER 2015

A key component of our improved financial results for 2015 was the careful execution of our strategy to repay high-cost borrowings. The Company used the proceeds from the common stock offering to restructure certain debt obligations and to bolster overall capital levels, including tangible common equity. Specifically, the Company repaid $15.3 million of holding company senior debt at a rate of 3.27%, and $2.7 million of subordinated debt at a rate of 6.00%. Additionally, $85.5 million of FHLB advances and wholesale structured repurchase agreements at a weighted average rate of 4.36% were prepaid at Quad City Bank & Trust and Cedar Rapids Bank & Trust. As a result of this planned restructuring, the Company incurred $6.9 million (pre-tax) in losses for debt extinguishment that were recognized in the second quarter.

Of the $103.5 million in debt extinguishment, $63.5 million was funded with the proceeds from the common stock issuance. Approximately $27.7 million was funded through the maturity of low-yielding securities. Brokered CDs and overnight FHLB advances were utilized to fund the remaining $12.3 million. The weighted average rate on these new borrowings was approximately 0.90%.

The actual results of the Company's planned balance sheet restructuring significantly exceeded our initial assumptions that were presented during the capital raise. Due to the very successful capital raise and strong liquidity at Quad City Bank & Trust, only 12% of the debt extinguished was replaced with new debt. As a result, the margin improvements were better than anticipated and the earnback on the transaction is expected to be less than two years.

GAINS RECOGNIZED ON DEBT EXTINGUISHMENT IN FOURTH QUARTER 2015 AND JANUARY 2016

In December 2015, the Company extinguished $2.1 million of the QCR Holdings Capital Trust II subordinated debentures and recorded a $300 thousand gain on extinguishment (pre-tax), as the Company was able to acquire the related security at a discount through auction.

In January 2016, the Company was provided an additional opportunity to retire all of its $5.1 million QCR Holdings Capital Trust IV junior subordinated debentures and recorded a $1.2 million gain on extinguishment (pre-tax), as the Company was able to acquire the related security also at a discount, through auction.

ADDITIONAL BALANCE SHEET RESTRUCTURING IN FOURTH QUARTER 2015 AND JANUARY 2016

As a result of the one-time gains realized by the Company and described above, management executed two additional balance sheet restructuring transactions.

In the fourth quarter of 2015, additional balance sheet restructuring took place at Rockford Bank & Trust, in which $8.0 million of wholesale borrowings were prepaid at a weighted average interest rate of 3.66%. The Company incurred a $591 thousand (pre-tax) loss and the restructuring is expected to reduce interest expense by $252 thousand annually.

In January 2016, the Company executed additional balance sheet restructuring at Quad City Bank & Trust and Cedar Rapids Bank & Trust, which included the repayment of $20.0 million of wholesale borrowings with a weighted average interest rate of 3.92%. The Company incurred a $1.3 million (pre-tax) loss that was recognized in the first quarter of 2016 and is expected to reduce interest expense by $683 thousand annually.

2015 OVERALL FINANCIAL RESULTS

2015 was a very good year for us as we reported record earnings despite continued headwinds felt from the uncertain economy and intense in-market competition.

For the year ended December 31, 2015, net income attributable to QCR Holdings Inc. was $16.9 million, resulting in diluted earnings per share of $1.61. For the same period in 2014, we reported net income of $14.9 million, or diluted earnings per share of $1.72 after preferred stock dividends of $1.1 million.

For the year ending December 31, 2015, the Company reported core net income (non-GAAP) of $20.9 million, with diluted core EPS of $1.99. Core net income for the year excludes a number of non-recurring items, most significantly $4.9 million of after-tax non-recurring expenses related to the prepayment of wholesale borrowings.

Our core return on average assets ("ROAA") has improved significantly from a year ago. Core ROAA was 0.96% for the fourth quarter. By comparison, core ROAA was 0.48% for the quarter ending December 31, 2014. We have nearly achieved our targeted ROAA of 1.00% and we plan to continue to improve profitability through our other stated initiatives.

We have had solid success growing loans and leases in 2015, with growth of $168.0 million since December 31, 2014, resulting in a 10.3% growth rate. These results were driven by our employees' dedication to growing loans and leases and improving the Company's balance sheet mix, resulting in improved returns for our shareholders. This solid growth has continued to help us move our loan and lease to total asset ratio upward to 69% from 65% one year ago. We intend to keep increasing this ratio as we rotate out of securities and into loans and leases, with a goal of growing loans and leases to more than 70% of total assets.

Swap fee income and gains on the sale of government guaranteed loans were strong in 2015, totaling $3.0 million. It is our intention to continue our emphasis on these types of transactions as they provide unique solutions for our clients. Our goal is to grow this line of income to a combined $4.0 million annually in 2016.

In 2015 we successfully expanded net interest income to $76.3 million for the year ended December 31, 2015, which represents an increase of 10% over the prior year. Net interest margin for the twelve months ending 2015 finished at 3.37% versus 3.15% for the same period in 2014.

Nonperforming loans and leases at December 31, 2015 were $11.7 million, a reduction of $8.4 million (42%) from December 31, 2014. In addition, the ratio of nonperforming assets ("NPAs") to total assets finished 2015 at 0.74%, down from 1.31% at the end of 2014.

We remain committed to a strong capital position – not only with regard to total capital, but with regard to mix and cost as well. Comparing December 31, 2014 to December 31, 2015, the Company's TCE ratio has grown from 5.52% to 8.55%; while at the same time, tangible book value has increased from $17.50 per share to $18.81 per share. Our capital plan is consistent with the requirements of the new regulatory capital guidelines that went into effect for the reporting period ending March 31, 2015 under Basel III.

QCR HOLDINGS, INC. STRATEGIC ADVANTAGES

During 2015, we continued to build lasting client relationships across all of our lines of business. Working to become dream makers for our clients continues to be at the core of the work that we do. We will continue to invest wisely in our people, products and technology as we look for opportunities for further growth. We will also continue to collaborate and leverage opportunities across our entire Company to maximize shareholder value at every opportunity. We continued to expand resources in the niches below:

CORRESPONDENT BANKING DIVISION

The Correspondent Banking Division at Quad City Bank & Trust continues to seize opportunities to deliver exceptional customer service to downstream banks in Illinois, Iowa and Wisconsin. During 2015, we were able to increase the total number of banks we serve to 172 with an average weighted balance of $343 million in total noninterest bearing deposits at December 31, 2015. This compares to an average weighted balance of $290 million at December 31, 2014. Our veteran team of bankers provides many layers of expertise in areas such as trust and investment services and loans and leases.

WEALTH BUILDERS DIVISION

The expertise found across our Company in our Wealth Builders Division is a significant competitive advantage. Being able to serve our clients with a continuum of services is crucial to deepening relationships. With offerings in Trust, Investments, Financial Planning, and Family Office, we create non-interest income for our banks and provide great opportunities for cross selling as well. In 2015, assets under management totaled $2.3 billion and our veteran staff added 325 new relationships.

m2 LEASE FUNDS

m2 Lease Funds is a wholly owned subsidiary of Quad City Bank & Trust. Leasing is an attractive option for many small and medium sized businesses and m2 prides itself on being easy to do business with (a two page lease agreement written in plain English). m2 Lease Funds works with all of our banks and nationwide as well. Leasing can be a favorable option to ownership and has gained good traction in this economy. m2 has a high yielding portfolio that averaged 8.2% in 2015. Income has grown at a 21% CAGR since 2006.

LIVING THE BRAND

We continue to believe our people are the key differentiator in each of our markets. As such, one measure of employee performance is utilizing a metric we call "Living the Brand". "Living the Brand" means living our Brand Promise – making sure that each employee's performance is so good that our clients (internal and external), will always experience great relationships, service and advice. It is our hope that by placing daily emphasis on our Brand Promise every client will truly see "People You Can Bank On®" in everything we do.

RESULTS BY BANK ENTITY

Quad City Bank & Trust – Under the leadership of President and CEO, John Anderson, the Company's first subsidiary bank (1994), reported total consolidated assets of $1.3 billion at December 31, 2015. The bank continues to have success in growing its Correspondent Banking and Wealth Management businesses as outlined above. Quad City Bank & Trust realized record net income of $11.8 million for the year ended December 31, 2015, which compares to $10.5 million in 2014.

Cedar Rapids Bank & Trust – President and CEO Larry Helling, one of the founders of Cedar Rapids Bank & Trust (2001) led his team to record net income of $8.1 million for the year ended December 31, 2015, which was a $102 thousand increase over 2014. Total assets at December 31, 2015 finished at $867 million, up 3% or $27 million from the end of 2014. Included in the growth of revenue and assets for Cedar Rapids Bank & Trust is Community Bank & Trust, located in Waterloo and Cedar Falls. Community Bank & Trust's three banking locations were merged with Cedar Rapids Bank & Trust in the fourth quarter of 2013. The bank continues to have success in generating strong noninterest income from gains on sales of the government guaranteed portion of SBA and USDA loans.

Rockford Bank & Trust – Led by President and CEO, Tom Budd, Rockford Bank & Trust (2005) reported record net income for the year ended 2015 of $2.2 million. By comparison, the bank reported net income of $1.9 million in 2014. Total assets finished the year at $367 million, which was an increase of $14 million, or 4% over 2014. In its 11th year of operation, Rockford Bank & Trust increased net interest margin from 3.31% in 2014 to 3.41% at the end of 2015.

OUR STRATEGIC DIRECTION FOR 2016 AND BEYOND

The Company continues to focus on the following stated initiatives in an effort to improve profitability and drive increased shareholder value:

- Grow loans and leases to more than 70% of assets
- Continue to reduce wholesale funding to less than 15% of assets
- Grow gains on the sale of USDA and SBA loans, and fee income on swaps, to a more significant and consistent component of core revenue
- Grow wealth management net income by 15% annually
- Eliminate identified noninterest expenses and manage annual expense growth
- Return asset quality metrics to better than peer levels
- Participate as an acquirer in the consolidation taking place in our markets to further boost ROAA, improve efficiency ratio and increase EPS

During 2015 we built on many strategies that will position us for 2016 and beyond. The Strategic Leadership Team of Doug Hultquist, Todd Gipple, John Anderson, Larry Helling, Tom Budd and Cathie Whiteside held in-person meetings with all employees (at each location) in early March 2016. At these meetings a refreshed QCR Holdings, Inc. Mission was rolled out: *We make financial dreams a reality.*

We believe our team is focused on doing whatever it takes to "Be Exceptional®" – no matter what their role and no matter the location of the entity where they happen to reside. Our thanks goes to each and every member of our Company for their passion and commitment that has led to our growth over the past 22 years.

Our work is further supported by dedicated local Board members in each of our communities. These community leaders are very passionate about our vision and we recognize that we would not have achieved the successes through 2015 without their significant commitment of time and expertise.

We look forward to helping our clients realize their financial dreams – it's what we do at our Community Banks, and what we do locally. We are a *Relationship Driven Organization®* and truly believe we can make a difference doing just that.

Douglas M. Hultquist
President and Chief Executive Officer, Co-Founder, QCR Holdings, Inc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

QCR HOLDINGS, INC.
Board of Directors


Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.


James J. Brownson
Chair of the Board, QCR Holdings, Inc.
President, W.E. Brownson Co.


Patrick S. Baird
Vice Chair of the Board,
QCR Holdings, Inc.
Retired President and Chief Executive
Officer, AEGON USA, LLC


John-Paul E. Besong
Retired Executive,
Rockwell Collins


Lindsay Y. Corby
Chief Financial Officer,
Byline Bank


Todd A. Gipple
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer,
QCR Holdings, Inc.


Larry J. Helling
President and
Chief Executive Officer,
Cedar Rapids Bank and Trust


Mark C. Kilmer
President,
The Republic Companies


Linda K. Neuman
Founder and Principal,
Iowa Arbitrators
Associate Justice,
Iowa Supreme Court (Retired)


Michael L. Peterson
President and Owner,
Peterson Genetics, Inc.


Ronald G. Peterson
Retired Executive,
First State Bank of Illinois


George T. Ralph
Owner,
GTR Realty Advisors, LLC


Donna J. Sorensen, J.D.
President,
Sorensen Consulting


Marie Z. Ziegler
Retired Executive,
Deere & Company

We make financial dreams a reality.

QCR HOLDINGS, INC. **Executive Management Team**



Douglas M. Hultquist
President and Chief Executive Officer,
Co-Founder, QCR Holdings, Inc.



Todd A. Gipple
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer,
QCR Holdings, Inc.



John H. Anderson
President and Chief Executive Officer,
Quad City Bank and Trust Company
Chief Deposit Officer, QCR Holdings, Inc.



Peter J. Benson
Executive Vice President,
Chief Legal Counsel, Trust Officer
Quad City Bank & Trust Company



Stacey J. Bentley
President and Chief Executive Officer,
Community Bank and Trust Company



Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank and Trust Company



Charles S. Bullock
Executive Vice President,
Chief Operating Officer,
Rockford Bank and Trust Company



Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC



Jill A. DeKeyser
Senior Vice President,
Director of Human Resources



John R. Engelbrecht
Chief Executive Officer,
m2 Lease Funds, LLC



Shawna M. Graham
Senior Vice President,
Director of Risk Management



Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company
Executive Vice President, Chief Lending Officer,
QCR Holdings, Inc.



John R. McEvoy

Executive Vice President,
Chief Operations Officer and Cashier,
Quad City Bank & Trust Company



Dana L. Nichols

Executive Vice President,
Chief Credit Officer



John A. Rodriguez

Executive Vice President, Deposit Operations
and Information Services



M. Randolph Westlund

Executive Vice President,
Chief Investment Officer



Cathie S. Whiteside

Executive Vice President, Corporate Strategy,
Human Resources & Branding



Michael J. Wyffels

Senior Vice President,
Chief Information Officer

Congratulations, Vic Quinn

There is not enough space to elaborate on all of Vic Quinn's accomplishments in banking and in our community. Vic is a banking icon and as such, has bestowed a remarkable impact on the lives of many clients and co-workers during his illustrious career. Vic is the epitome of a "relationship builder" and Quad City Bank & Trust and QCR Holdings, Inc. owes a great deal of its success to this humble and hard-working man.

We will be forever grateful to Vic for joining Mike Bauer and me in the creation of this special place. We wish Vic the very best in his well-deserved retirement and are thrilled that he will continue to help us grow as a Director of Quad City Bank & Trust.

Doug Hultquist,
President and Chief Executive Officer, Co- Founder, QCR Holdings, Inc.



2015 Company **Highlights**

325
WEALTH MANAGEMENT RELATIONSHIPS ADDED HELPING DRIVE MORE THAN $2.36 BILLION IN TOTAL ASSETS UNDER MANAGEMENT

19,710
TOTAL COMPANY WIDE VOLUNTEER HOURS. AN INCREASE OF 9% OVER 2014

10%
INCREASE IN LOANS AND LEASES OVER 2014

$2,593,200,000
In Total Assets at December 31, 2015

$17 million
2015 ANNUAL EARNINGS

33%
OF TOTAL DEPOSITS ARE NON-INTEREST BEARING

$7.2 million
INCREASE (10%) IN NET INTEREST INCOME OVER 2014

TOTAL DEPOSITS (in millions)	12.31.13	12.31.14	12.31.15
Non-interest bearing demand deposits	$ 543	$ 512	$ 615
Interest bearing demand deposits	716	792	886
Time deposits	327	307	310
Brokered time deposits	62	69	69
TOTAL DEPOSITS	$ 1,648	$ 1,680	$ 1,880

TOTAL ASSETS (in millions)



12.31.15
$2,593
12.31.14
$2,525
12.31.13
$2,395
$2,000
$2,500
$3,000

NET LOANS/LEASES (in millions)



12.31.15
$1,772
12.31.14
$1,607
12.31.13
$1,439
$1,000
$1,500
$2,000

DEPOSIT MARKET SHARE (JUNE 30, 2015)		
Quad Cities	12.32%	Rank #2 of 38
Cedar Rapids	9.66%	Rank #4 of 41
Rockford	4.63%	Rank #8 of 26
Waterloo/Cedar Falls	3.84%	Rank #9 of 25

QCR Holdings, Inc.
Group Operations Management Team

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

Jill A. DeKeyser
Senior Vice President, Director of Human Resources

Beth L. Easterla
Vice President, Deposit Operations and Electronic Banking Manager

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Pamela J. Goodwin
1st Vice President, Loan Operations Manager

Elizabeth A. Grabin
Vice President, Controller and Director of Financial Reporting

Shawna M. Graham
Senior Vice President, Director of Risk Management

R. Timothy Harding
Senior Vice President, Director of Internal Audit

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

John R. Oakes
1st Vice President, Treasurer

John A. Rodriguez
Executive Vice President, Deposit Operations and Information Services

Shellee R. Showalter
Senior Vice President, Director of Investor Services and Compensation

Michael J. Wyffels
Senior Vice President, Chief Information Officer



Christopher Woods

President, Three Corners Development, Inc.

Orland Park, Illinois

"Our principal, Robert Ferrino, and all the staff at Madison Construction and Three Corners Development feel that our friends at Quad City Bank & Trust represent the best of community banking. John Anderson and his sophisticated team of bankers, such as Beth Dunn, offer an amazing level of personal, timely service, and a community orientated approach that exactly mirrors what we look for as we consider new markets and community opportunities. Quad City Bank & Trust offers a complete suite of Trust, Treasury, Lending, and other financial products and services that will be instrumental as Mr. Ferrino expands his investments and enterprises in the Quad Cities, Western Illinois and Eastern Iowa".

QUAD CITY BANK & TRUST

INVESTING IN THE QUAD CITIES AREA

10,284

EMPLOYEE HOURS VOLUNTEERED IN 2015

DIRECTORS

John H. Anderson
President and Chief Executive Officer,
Quad City Bank and Trust Company

Mark C. Kilmer
Chair of the Board, Quad City Bank and Trust Company
President, The Republic Companies

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Douglas M. Hultquist
President and Chief Executive Officer, Co- Founder,
QCR Holdings, Inc.

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

John H. Harris, II
Retired Former President, Star Forms, Inc.
and Isabel Bloom, LLC

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Edwin A. Maxwell
Anesthesia & Analgesia, P.C.

Linda K. Neuman
Vice Chair of the Board, Quad City Bank and Trust Company
Founder and Principal, Iowa Arbitrators
Associate Justice, Iowa Supreme Court (Retired)

Ronald G. Peterson
Retired Executive, First State Bank of Illinois

Victor J. Quinn
Executive Vice President,
Client Relations and Business Development,
Quad City Bank and Trust Company

Marc C. Slivken, D.D.S.
Retired Chief Executive Officer, Kimberly Park Dental

Marie Z. Ziegler
Retired Executive, Deere & Company

SENIOR MANAGERS

John H. Anderson
President and Chief Executive Officer

Nick W. Anderson
Vice President and Controller

Cindy M. Carlson
Executive Vice President, Wealth Builders Group

Jill L. Dubin
Vice President, CRA Officer

Robert M. Eby
Senior Vice President, Chief Credit Officer

Laura L. Ekizian
Executive Vice President, Chief Relationship Officer

Kathleen M. Francque
Senior Vice President, Correspondent Banking

Therese K. Gerwe
Vice President, Treasury Management

Deborah C. Gillum
1st Vice President, Retail Banking

Anne E. Howard
Vice President, Human Resources Manager

David C. Howell
1st Vice President, Wealth Builders Group

Rick J. Jennings
Senior Vice President, Senior Trust Officer

Jeffrey M. Lockwood
Executive Vice President, Chief Lending Officer

Peter J. McAndrews
1st Vice President, Retail, Real Estate and Consumer Loans

John R. McEvoy
Executive Vice President, Chief Operations Officer and Cashier

Victor J. Quinn
Executive Vice President,
Client Relations and Business Development

Cathie S. Whiteside
Executive Vice President, Corporate Strategy,
Human Resources, and Branding

Michael J. Wyffels
Senior Vice President, Chief Information Officer



John Anderson

President and Chief Executive Officer, Quad City Bank & Trust

Living our brand by abiding by our core Mission - "We make financial dreams a reality" - was the driving force behind everything our Team executed on in 2015. By executing on this Mission, our Team of exceptional employees at Quad City Bank & Trust are taking steps to make our Vision come true - which is to be "Ranked in the top quartile Return on Assets (ROA) of our peers by 2020".

In 2015, Quad City Bank & Trust once again captured the Banner in our region of number one community bank in Deposit Market Share. This is quite a feat to accomplish during our 23 year history. How did the Team do this? They accomplished this goal by continuing to grow loans and leases by 13%, they grew deposits by 15%, which in turn helped to reduce our wholesale funding by 33%. They held the line on non-interest expenses and increased non-interest income by 25%. These accomplishments have put us on a strong path to achieve our ROA goal by our targeted time frame.

Additionally, through a strong commitment to our Community, our Team of employees have personally reached out and contributed 10,284 hours to a variety of local not-for-profits. The cumulative effect of these hours helps to strengthen our community as we deliver our brand of People You Can Bank On®. The selfless contributions by our Team help in growing and strengthening our community, for when our community is strong, so is our bank.

In previous annual messages you have heard me mention our five constituencies, and those remain the same today. As a reminder they are our: shareholders, clients, community, employees, and regulators.

"IN 2015, QUAD CITY BANK & TRUST ONCE AGAIN CAPTURED THE BANNER IN OUR REGION OF NUMBER ONE COMMUNITY BANK IN DEPOSIT MARKET SHARE."

Without a strong commitment to each of these spokes, the "wheel" which drives our success cannot move forward. I want to thank our Team for their hard work during another challenging year. Our Team is the group that makes Quad City Bank & Trust great. I appreciate their dedication and willingness to do whatever it takes to put the customer first, as well as their significant contributions in our community. As you will see below, we have chosen to highlight one of the many organizations that Quad City Bank & Trust is proud to partner with. Partnering with Habitat for Humanity not only includes financial support from the bank and our employees, but also involves our Team via their hearts, hands and minds.

"At Habitat for Humanity Quad Cities, we are grateful to have Quad City Bank & Trust as a community partner. Over the last decade, Quad City Bank & Trust has been a true and faithful friend of Habitat for Humanity Quad Cities, and the families we serve. Their kindness and generosity have made significant impacts in our Habitat families' lives, as well as our community.

In addition to their financial support, we are proud of the bank employees who volunteer on a regular basis. Employees have served on committees and on our board of directors, taught home ownership classes, and have helped on construction sites or served lunches. Quad City Bank & Trust employees have worked alongside and mentored our families, preparing them to become successful home owners. This year, bank employees graciously joined hands to adopt a family for Christmas, providing toys and winter clothing for the children and meaningful gifts for mom and dad. Their actions helped turn a house into a home.

Habitat for Humanity Quad Cities is fortunate to have Quad City Bank & Trust in our community helping others in need. Through the efforts of the organization, they have created an unselfish culture of kindness, generosity and goodness."

Dougal Nelson
Director of Development, Habitat for Humanity Quad Cities




ELITE
ELITE

Pat McGrath

President, McGrath Family Of Dealerships

Cedar Rapids, Iowa

"I view Cedar Rapids Bank & Trust as much more than a bank! Trish Ellison and the commercial lending department have a very *can do* attitude, always looking for unique and creative ways to support the needs of our business. That is a trait rarely seen in the banking industry, but one that I greatly appreciate.

The team at Cedar Rapids Bank & Trust takes the time to truly understand our business so that they can proactively explore ways to better serve us and contribute to our continued success. They are an important part of our McGrath team. We love Cedar Rapids Bank & Trust!"

CEDAR RAPIDS BANK & TRUST

INVESTING IN CEDAR RAPIDS, IOWA

5,806

EMPLOYEE HOURS VOLUNTEERED IN 2015

DIRECTORS

Larry J. Helling
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Donna J. Sorensen, J.D.
Chair of the Board,
Cedar Rapids Bank and Trust Company
President, Sorensen Consulting

Patrick S. Baird
Retired President and Chief Executive Officer, AEGON USA, LLC

Robert T. Buckley
Chairman and Chief Executive Officer, Kirk Gross Company

Patrice M. Carroll
President and Chief Executive Officer, ImOn Communications

Loren L. Coppock
Chairman of the Board, TrueNorth Companies, LLC

Todd A. Gipple
Executive Vice President, Chief Operating Officer
and Chief Financial Officer, QCR Holdings, Inc.

Ann M. Lipsky
President, Cedar River Finance

David R. Mason, Sr.
Attorney and Partner,
Redfern, Mason, Larsen and Moore, PLC

James A. Mudd, II
President and Chief Executive Officer, Mudd Advertising

Randy A. Ramlo
President and Chief Executive Officer,
United Fire Group, Inc.

Fred G. Timko
Vice Chair of the Board, Cedar Rapids Bank and Trust Company
President, Down to Earth Development, LLC

SENIOR MANAGERS

Larry J. Helling
President and Chief Executive Officer

Gary M. Becker
Senior Vice President, Commercial Banking

Kevin D. Bruns
Senior Vice President, Wealth Management

Patricia L. Ellison
Executive Vice President, Chief Credit Officer

James D. Klein
Executive Vice President, Chief Lending Officer

Deborah J. Gertsen
Senior Vice President, Trust and Investments

J. Mitchell McElree
Executive Vice President, Managing Director,
Specialty Finance Group

John A. Rodriguez
Executive Vice President, Operations and Cashier

Shelly A. Strellner
Senior Vice President, Private Banking

Timothy J. White
Senior Vice President, Business Development,
Specialty Finance Group



Larry Helling

President and Chief Executive Officer,
Cedar Rapids Bank & Trust

Challenging our staff to go above and beyond has become the norm at Cedar Rapids Bank & Trust. As we continue to challenge ourselves to work smarter and attain a new level of success each year, I'm proud to share that our employees responded in 2015. This marked another year where Cedar Rapids Bank & Trust achieved unprecedented levels of performance. Accolades included:

- *USDA 2015 National Business Lender of the Year for Business & Industry program*
- *#1 SBA bank in Iowa for the past seven years (based on dollar volume from FY09-FY15)*
- *CRBT provided a $100,000 challenge grant for the United Way community campaign*
- *Coolest Places to Work honoree by the Corridor Business Journal*
- *100% employee giving to the United Way of East Central Iowa for 15th consecutive year (I was honored to serve as Campaign Co-Chair for the 2015 campaign)*

Such accomplishments epitomize Cedar Rapids Bank & Trust's commitment to our core beliefs of Balance, Trust, Excellence and Perspective. However, these core beliefs also raise the bar and challenge us to avoid becoming complacent. Amid an ever-changing environment, our team of employees will need to think differently, adapt to the new realities of the markets we serve and explore new opportunities. This mind-set, executed with our relationship-driven philosophy, will allow Cedar Rapids Bank & Trust to grow and prosper.

"Cedar Rapids Bank & Trust continues to be a loyal and trusted business partner. Their team takes a proactive and strategic approach to assist our needs. The customer service you receive is unparalleled and when coupled with their expertise in lending, it's truly a "win-win" experience. CRBT is more than just a banking relationship; you've gained an advocate for your business."

Christopher S. Wheeler // President, Point Builders

"Congratulations on another successful year. Success is indeed measured by all of us differently, but I want to congratulate you and your team on the extraordinary philanthropic support and outstanding volunteer commitment to our great community! Time, talent and treasure is an old adage, but CRB&T stands true to that old adage. From handling my mortgage loan and home construction project to helping me launch my consulting firm – you've been the best partner I could ask for. Also, a special shout-out to Shelly Strellner, whose expertise is unmatched!"

Brenda K. Duello, CFRE // Vice President of Development & Alumni Relations, Mount Mercy University

"Our relationship with CRBT transcends banking. Whether it's the unmatched customer service they deliver, their commitment to serving as an outstanding community trustee or the warm reception we receive every time we visit the bank, their efforts never go unnoticed. Our private banker, Shelly, does everything she can to make our lives easy, including offering to come to us for a signature. We also enjoy the face-to-face visits we have with CRBT employees and always appreciate that Larry and John still stop in to say hello from time-to-time and simply thank us for our business."

David and Mindy Sorg // Cedar Rapids, Iowa


kg
COMPANY

Robert T. Buckley

CEO, Kirk Gross Company

Waterloo, Iowa

"I was honored to have been one of the original founders of Community Bank & Trust in 1997. Since then, we have enjoyed a great banking relationship through the best of times and challenging times. Community Bank & Trust has always offered us professional and consulting services to help our company grow.

The people at Community Bank & Trust are what makes the difference. If you are looking for a business partnership, and not just a lender, I recommend Community Bank & Trust."

INVESTING IN THE CEDAR VALLEY

1,192

EMPLOYEE HOURS VOLUNTEERED IN 2015

SENIOR MANAGERS

Stacey J. Bentley
President and Chief Executive Officer

Shawna L. Buckley
Senior Vice President, Retail Banking

Richard L. Jaacks
Senior Vice President, Business Development Officer



Stacey J. Bentley

President and Chief Executive Officer, Community Bank & Trust

COMMUNITY BANK & TRUST

A Division of Cedar Rapids Bank & Trust

"Today, we find ourselves strengthened and positioned for growth."

The Quest for Growth.

Since the 2013 acquisition by QCR Holdings and merger of our banking operations into Cedar Rapids Bank & Trust, we have solidified our presence in the Cedar Valley. To further strengthen our presence in the Cedar Valley, our future plans include investment in new building structures and a redesign of our logo. Our company is growing and we want the Cedar Valley to recognize that we have expanded our products and have joined forces with bankers that bring expertise to our clients and prospective clients.

Client Focused. Community Focused.

What hasn't changed is our commitment to our clients and to our community. Changes in consumer behavior – driven most notably by the confluence of mobile networks, rapid digitization, customer analytics and cloud-based computing – are transforming the competitive landscape. We are seeing all of this in banking; and like our clients, we can't help but be enthused by constantly evolving technology. Our focus is to provide our clients with essential financial products, services and trusted advisors. Our ultimate goal is for our clients to succeed.

A Fundamental Repositioning.

Community Bank & Trust strives for market leadership with clients – and employees. Without doubt, we have fundamentally changed our position in the marketplace: the opportunity before us now is equally about the experience we provide to clients and the expertise we can now deliver.

Our partnership with Cedar Rapids Bank & Trust has enabled us to increase our resources, elevate our expertise and take advantage of cutting edge technology, products, and services.

Our Future.

All the necessary elements for the success of our bank are in place and we are building a differentiated position in the market. It will always be the case that our success will be in direct proportion to our clients – the people with whom we partner in business with, every day.

Lastly, I would be remiss if I didn't relay these five words, "We have money to lend" so I encourage you to give us a call and let us be partners in your success.

"**Knowledge is truly power.** The past decade represented a banking challenge for Main Street. However, even during those times, Rockford Bank & Trust had the knowledge, tools, and power to support Equustock's aggressive growth plan."



Claire Brant

President, Equustock, LLC

Rockford, Illinois

"Rockford Bank & Trust took the time to understand our company and our vision. In 2009, the Rockford Bank & Trust leadership recognized Equustock's potential and developed a banking program that has moved along with our growth and continues to meet our needs today. Through a combination of traditional and creative strategies, Rockford Bank & Trust became a true financial partner to the Equustock plan. Since we moved to Rockford Bank & Trust over 6 years ago, Equustock's continued success has been fueled by our relationship with Tom Cwynar and the whole Rockford Bank & Trust team."

ROCKFORD BANK & TRUST

INVESTING IN ROCKFORD, ILLINOIS

1,923

EMPLOYEE HOURS VOLUNTEERED IN 2015

DIRECTORS

Thomas D. Budd
President and Chief Executive Officer,
Rockford Bank and Trust Company

George T. Ralph
Chair of the Board,
Rockford Bank and Trust Company
Owner, GTR Realty Advisors, LLC

Michael A. Bauer
Consultant, Co-Founder of QCR Holdings, Inc.

Charles E. Box
Former Chairman, Illinois Commerce Commission
Former Mayor, Rockford, Illinois

Charles S. Bullock
Executive Vice President, Chief Operating Officer,
Rockford Bank and Trust Company

Rebecca Epperson
President, Chartwell Agency

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer, QCR Holdings, Inc.

Monica B. Glenny, CPA, CMA
Independent Star Team Builder, Mary Kay Cosmetics

James P. Hamilton
President, MRV Foundation Inc.

Douglas M. Hultquist
President and Chief Executive Officer, Co - Founder,
QCR Holdings, Inc.

Dana S. Kiley, Jr.
President,
CoyleKiley Agency

M. Shawn Way
President and Chief Executive Officer,
Milestone, Inc.

SENIOR MANAGERS

Thomas D. Budd
President and Chief Executive Officer

Charles S. Bullock
Executive Vice President, Chief Operating Officer

Brian J. DeBenedetto
Senior Vice President and Trust Manager

Lori L. Diaz
Senior Vice President, Treasury Management

James M. Hansberry
Executive Vice President, Wealth Management

Anthony A. Moczynski
Senior Vice President, Chief Credit Officer

Brenda S. Nayonis
Senior Vice President, Operations and Cashier

Karl R. Swanson
Executive Vice President, Chief Lending Officer



Thomas Budd

President and Chief Executive Officer,
Rockford Bank & Trust

ROCKFORD BANK & TRUST

On January 3rd, 2015, Rockford Bank and Trust Company celebrated its 10th anniversary.

Much has changed since our beginnings in 2005. Through all the changes in our national and local economy, and changes in our industry and local competitive landscape, we're proud to have grown to become a leading community bank in the Rockford region.

We've proven that the community bank model is valued by our community. We believe in investing in our community and investing our time and talents in our clients success.

"Rockford Bank & Trust is proud to have achieved record net income in 2015."

Communities like Rockford value community banks and, at times, directly rely on them to help further economic development. During 2015, RB&T partnered with four other local, community banks to provide bridge financing for a significant industrial project that had encountered a delay in funding from government sources. The collaboration among competing banks was applauded by leaders and residents alike and served as an example of the critical role community banks like RB&T play in supporting the community.

During 2015, the Rockford community continued its resurgence and transformation as a number of exciting new projects were announced or completed. Several significant projects by leading Aerospace companies furthered Rockford's national prominence as a leading employer in Aerospace related businesses. Rockford's downtown expanded with the construction of an indoor sports center, announcement of two proposed downtown hotels, and record attendance at the downtown city market. Finally, a major expansion plan by one of the local health systems will enhance health care in the region and further Rockford's reputation as a regional health destination.

RB&T is proud to have achieved record net income in 2015. We've positioned ourselves as the team of choice for relationship banking and will build on our reputation in 2016 and beyond. Our focus for 2016 will be to reach for excellence in our performance for our shareholders, clients, employees, and our community.



Paul Britten
President and CEO , Britten, Inc.
Traverse City, Michigan

"m2 Lease Funds has been a key financial partner of Britten Studios over the years. We lease all major equipment to maximize the availability of our operating cash flow. With m2 on our team, we won't miss any significant opportunities to invest in the business and continue to grow."

m² LEASE FUNDS

INVESTING IN OUR COMMUNITIES

505

EMPLOYEE HOURS VOLUNTEERED IN 2015

DIRECTORS AND SENIOR MANAGERS

John R. Engelbrecht
Director, m2 Lease Funds, LLC
Chief Executive Officer, m2 Lease Funds, LLC

Ron D. Orndorff
Chair of the Board, m2 Lease Funds, LLC
Retired Chairman and President, M&I Leasing Corporation

John H. Anderson
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Quad City Bank and Trust Company

Brian L. Besler
Senior Vice President, Administration

Richard W. Couch
President and Chief Operating Officer,
m2 Lease Funds, LLC

Michael A. Hatfield
Vice Chair of the Board, m2 Lease Funds, LLC
Retired Senior Vice President and Secretary,
M & I - Marshall & Ilsley Corporation

Larry J. Helling
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Cedar Rapids Bank and Trust Company

Mark R. Hogan
Director, m2 Lease Funds, LLC
President and Chief Executive Officer,
Wisconsin Economic Development Corporation

Douglas M. Hultquist
Director, m2 Lease Funds, LLC
President and Chief Executive Officer, Co-Founder
QCR Holdings, Inc.

Christine D. Kennedy
Chief Financial Officer,
m2 Lease Funds, LLC

William M. Tank
Director, m2 Lease Funds, LLC
Retired Executive, QCR Holdings, Inc.



John Engelbrecht
Chief Executive Officer,
m2 Lease Funds, LLC

m2 was started in 1998 and became a part of the QCR Holdings family in 2005. In 2012 we observed the accomplishment of reaching $100 million in assets.

Now we are observing another milestone, this time doubling the asset size of our Company in 3 ½ years and reaching $200 million in assets in 2015!

This achievement could not have been accomplished without the commitment and hard work of our growing m2 Team and the QCR Holdings, Inc. Group Operations staff. m2 provides higher returns and spreads and consequently can provide a better return on assets and equity than our sister banks. To best utilize QCRH's capital resources, we believe that m2 should grow to be 10% of the Holding Company's assets.

This initiative began in mid-2013 and with our recent performance, we are well on our way to reaching that goal. It is our plan to reach the 10% goal within 2 years. m2 ended the year with assets of $202 million; a 14% increase over the preceding year.

Today m2 has thousands of leases, and leases in virtually every state. As an equipment leasing generalist, m2 leases all varieties of equipment. Currently the largest equipment concentrations include manufacturing, technology, marine, food processing, packaging, transportation, bakery and construction.

We continue to believe that the m2 business model of providing quick and responsive turnarounds in a simple and straight forward manner remains sound and for us to grow we only need to add more "talent" to our Team.

Unlike our sister bank's goals of increasing market share in their local communities, m2 does business nationwide; m2 doesn't have a local community to call home, so we expand by adding new employees nationally. We recently increased our footprint by expanding to Atlanta, Georgia. This office joins the offices we already had in Pennsylvania, Florida, Illinois, Iowa, Wisconsin, Minnesota, Iowa, North Carolina and South Carolina.

We are cautiously optimistic on the outlook for 2016. We believe that we have the Team in place to continue our steady growth and to continue adding substantial returns for the Holding Company for 2016 and beyond.

November of 2015 was marked with deep sadness by the passing of m2 Lease Funds Chairman of the Board, Ron Orndorff. m2 Lease Funds joined the QCR Holdings, Inc. family in August of 2005 and happily for us all, Ron served as the Chairman of the m2 Board of Directors from that day forward.

Ron spent most of his career in the leasing business, working 30 years for M&I Leasing Corporation and retiring as its Chairman and President. His incredible business acumen and dedication to the m2 business model were key to the success of m2 Lease Funds and also key to the dedicated employees he mentored and supported.

We would like to thank Ron for being a vital part of the success of m2 Lease Funds and QCR Holdings. We would also like to express our support and sympathies to Ron's family. Ron is survived by his loving wife of 57 years, Lois and their four children Dianne Dimond (Brad), Susan Gordon (Andrew), David and Scott (Trish) and eight grandchildren whom he adored.



Ronald D. Orndorff 1935-2015

Year-End 2005-2015


Stock Price ( )
Tangible Book Value Per Common Share ( )
$25
$20
$15
$10
$5
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

Total Deposits 2006 / 2015

DECEMBER 31, 2006
Total $875.5 MM



Non Interest Bearing Demand
$124.2 MM or 14%

Interest Bearing Demand
$334.0 MM or 38%

CD's
$417.3 MM or 48%
Retail: $345.8 MM or 40%
Brokered: $71.4 MM or 8%

DECEMBER 31, 2015
TOTAL $1,880.7 MM



Non Interest Bearing Demand
$615.3 MM or 33%

Interest Bearing Demand
$886.3 MM or 47%

CD's
$379.1 MM or 20%
Retail: $310.0 MM or 16%
Brokered: $69.1 MM or 4%

Facility Map

FACILITY	STREET ADDRESS	CITY	STATE	ZIP	DATE OPENED/ ACQUIRED **
Quad City Bank & Trust	2118 Middle Road	Bettendorf	Iowa	52722	Jan 1994
Quad City Bank & Trust	4500 N. Brady Street	Davenport	Iowa	52806	July 1996
Quad City Bank & Trust	3551 7th Street	Moline	Illinois	61265	Feb 1998
Quad City Bank & Trust	5405 Utica Ridge Road	Davenport	Iowa	52807	Oct 2000
Cedar Rapids Bank & Trust	500 First Avenue NE, Suite 100	Cedar Rapids	Iowa	52401	July 2005 (Sept 2001*)
Rockford Bank & Trust	308 W. State Street, Suite 100	Rockford	Illinois	61101	Feb 2014 (Jan 2005*)
Quad City Bank & Trust	1700 Division Street	Davenport	Iowa	52804	Mar 2005
Cedar Rapids Bank & Trust	5400 Council Street NE	Cedar Rapids	Iowa	52402	June 2005
m2 Lease Funds, LLC	175 N. Patrick Blvd., Suite 140	Brookfield	Wisconsin	53045	August 2005
Rockford Bank & Trust	4571 Guilford Road	Rockford	Illinois	61107	Nov 2006
Community Bank & Trust	422 Commercial Street	Waterloo	Iowa	50701	Aug 1997 / May 2013 **
Community Bank & Trust	312 W. 1st Street	Cedar Falls	Iowa	50613	Aug 1997 / May 2013 **
Community Bank & Trust	11 Tower Park Drive	Waterloo	Iowa	50701	Aug 1998 / May 2013 **

* Former location



3
2
1
5
4

1. Quad City Bank & Trust
(5 Locations)

2. Cedar Rapids Bank & Trust
(2 Locations)

3. Community Bank & Trust
(3 Locations)

4. Rockford Bank & Trust
(2 Locations)

5. m2 Lease Funds, LLC
(1 Location)

QCR Holdings, Inc. Consolidated Financial Highlights

	As of					
	December 31, 2015			December 31, 2014		
	(dollars in thousands, except share data)					
CONDENSED BALANCE SHEET		Amount	%		Amount	%
Cash, federal funds sold, and interest-bearing deposits	$	97,906	4%	$	120,350	5%
Securities		577,109	22%		651,539	26%
Net loans/leases		1,771,882	68%		1,606,929	64%
Core deposit intangible		1,471	0%		1,671	0%
Goodwill		3,223	0%		3,223	0%
Other assets		141,607	6%		141,246	5%
Total assets	$	2,593,198	100%	$	2,524,958	100%
Total deposits	$	1,880,666	72%	$	1,679,668	67%
Total borrowings		444,162	17%		662,558	26%
Other liabilities		42,484	2%		38,653	1%
Total stockholders' equity		225,886	9%		144,079	6%
Total liabilities and stockholders' equity	$	2,593,198	100%	$	2,524,958	100%
SELECTED INFORMATION FOR COMMON STOCKHOLDERS' EQUITY						
Common stockholders' equity (1)	$	225,886		$	144,079	
Common shares outstanding		11,761,083			7,953,197	
Book value per common share (1)	$	19.21		$	18.12	
Tangible book value per common share (2)	$	18.81		$	17.50	
Closing stock price	$	24.29		$	17.86	
Market capitalization	$	285,677		$	142,044	
Market price / book value		126.47%			98.59%	
Market price / tangible book value		129.15%			102.05%	
Tangible common equity / total tangible assets (TCE/TA)		8.55%			5.52%	
REGULATORY CAPITAL RATIOS:						
Total risk-based capital ratio		13.11%			10.91%	
Tier 1 risk-based capital ratio		11.88%			9.52%	
Tier 1 leverage capital ratio		9.75%			7.62%	
Common equity tier 1 ratio		10.33%			N/A	

	For the year ended December 31,			
CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY	2015		2014	
Beginning balance	$	144,079	$	147,577
Net income		16,928		14,953
Other comprehensive income (loss), net of tax		(189)		11,709
Preferred and common cash dividends declared		(935)		(1,713)
Proceeds from issuance of 3,680,000 shares of common stock, net of costs		63,484		-
Redemption of 29,867 shares of Series F Preferred Stock (SBLF)		-		(29,824)
Other (3)		2,519		1,377
Ending balance	$	225,886	$	144,079

(1) Includes accumulated other comprehensive income (loss).
(2) Includes accumulated other comprehensive income (loss) and excludes intangible assets.
(3) Includes mostly common stock issued for options exercised and the employee stock purchase plan, as well as stock-based compensation.

	For the Year Ended				
	December 31, 2015		December 31, 2014		
	(dollars in thousands, except share data)				
CONDENSED INCOME STATEMENT		Amount		Amount	% Change
Interest income	$	90,003	$	85,965	5%
Interest expense		13,707		16,894	-19%
Net interest income		76,296		69,071	10%
Provision for loan/lease losses		6,871		6,807	1%
Net interest income after provision for loan/lease losses		69,425		62,264	12%
Noninterest income		24,530		21,158	16%
Noninterest expense		73,358		65,430	12%
Net income before taxes		20,597		17,992	14%
Income tax expense		3,669		3,039	21%
Net income	$	16,928	$	14,953	13%
Less: Preferred stock dividends		-		1,082	-100%
Net income attributable to QCR Holdings, Inc. common stockholders	$	16,928	$	13,871	22%
Earnings per share attributable to QCR Holdings, Inc.:					
Basic	$	1.64	$	1.75	-6%
Diluted	$	1.61	$	1.72	-6%
Weighted average common shares outstanding		10,345,286		7,925,220	
Weighted average common and common equivalent shares outstanding		10,499,841		8,048,661	
AVERAGE BALANCES					
Assets	$	2,549,921	$	2,453,678	
Loans/leases	$	1,707,523	$	1,540,382	
Deposits	$	1,851,584	$	1,708,777	
Total stockholders' equity	$	192,489	$	142,735	
KEY PERFORMANCE RATIOS					
Return on average assets (1)		0.66%		0.61%	
Return on average total equity (1)		8.79%		10.48%	
Price earnings ratio LTM (1)		14.81 x		10.21 x	
Net interest margin (TEY)		3.37%		3.15%	
Nonperforming assets / total assets		0.74%		1.31%	
Net charge-offs / average loans/leases		0.22%		0.34%	
Allowance / total loans/leases		1.45%		1.42%	
Allowance / nonperforming loans		223.33%		114.78%	
Efficiency ratio		72.76%		72.52%	
Full-time equivalent employees		406		409	

(1) The numerator for this ratio is "Net income".

	As of December 31, 2015			As of December 31, 2014		
	(dollars in thousands)					
ANALYSIS OF LOAN DATA		Amount	%		Amount	%
Nonaccrual loans/leases	$	10,648	56%	$	18,588	56%
Accruing loans/leases past due 90 days or more		3	0%		93	0%
Troubled debt restructures - accruing		1,054	6%		1,421	5%
Total nonperforming loans/leases		11,705	62%		20,102	61%
Other real estate owned		7,151	37%		12,768	39%
Other repossessed assets		246	1%		155	0%
Total nonperforming assets	$	19,102	100%	$	33,025	100%
Loan/lease mix:						
Commercial and industrial loans	$	648,160	36%	$	523,927	32%
Commercial real estate loans		724,369	40%		702,140	43%
Direct financing leases		173,656	10%		166,032	10%
Residential real estate loans		170,433	10%		158,633	10%
Installment and other consumer loans		73,669	4%		72,607	5%
Deferred loan/lease origination costs, net of fees		7,736	0%		6,664	0%
Total loans/leases	$	1,798,023	100%	$	1,630,003	100%
Less allowance for estimated losses on loans/leases		26,141			23,074	
Net loans/leases	$	1,771,882		$	1,606,929	
ANALYSIS OF SECURITIES DATA						
Securities mix:						
U.S. government sponsored agency securities	$	213,537	37%	$	307,869	47%
Municipal securities		280,203	49%		229,230	35%
Residential mortgage-backed and related securities		80,670	14%		111,423	17%
Other securities		2,699	0%		3,017	1%
Total securities	$	577,109	100%	$	651,539	100%
ANALYSIS OF DEPOSIT DATA						
Deposit mix:						
Noninterest-bearing demand deposits	$	615,292	33%	$	511,992	30%
Interest-bearing demand deposits		886,294	47%		778,570	47%
Time deposits		309,974	16%		306,364	18%
Brokered deposits		69,106	4%		82,742	5%
Total deposits	$	1,880,666	100%	$	1,679,668	100%
ANALYSIS OF BORROWINGS DATA						
Borrowings mix:						
FHLB advances	$	151,000	34%	$	203,500	31%
Wholesale structured repurchase agreements		110,000	25%		130,000	19%
Customer repurchase agreements		73,873	16%		137,252	21%
Federal funds purchased		70,790	16%		131,100	20%
Junior subordinated debentures		38,499	9%		40,424	6%
Other		0	0%		20,282	3%
Total borrowings	$	444,162	100%	$	662,558	100%

ANALYSIS OF NET INTEREST INCOME AND MARGIN

	For the Year Ended					
	December 31, 2015			December 31, 2014		
	Average Balance	Interest Earned or Paid	Average Yield or Cost	Average Balance	Interest Earned or Paid	Average Yield or Cost
			(dollars in thousands)			
Securities (1)	$ 599,648	$ 18,380	3.07%	$ 688,827	$ 18,679	2.71%
Loans (1)	1,707,523	75,670	4.43%	1,540,382	70,414	4.57%
Other	99,042	833	0.84%	90,232	849	0.94%
Total earning assets (1)	$ 2,406,213	$ 94,883	3.94%	$ 2,319,441	$ 89,942	3.88%
Deposits	$ 1,209,736	$ 4,496	0.37%	$ 1,133,228	$ 4,509	0.40%
Borrowings	472,675	9,210	1.95%	568,883	12,385	2.18%
Total interest-bearing liabilities	$ 1,682,411	$ 13,706	0.81%	$ 1,702,111	$ 16,894	0.99%
Net interest income / spread (1)		$ 81,177	3.13%		$ 73,048	2.89%
Net interest margin (1)			3.37%			3.15%

(1) Includes nontaxable securities and loans. Interest earned and yields on nontaxable securities and loans are determined on a tax equivalent basis using a 35% tax rate for each period presented.

ANALYSIS OF NONINTEREST INCOME

	For the Year Ended		
	December 31, 2015	December 31, 2014	% Change
	(dollars in thousands)		
Trust department fees	$ 6,131	$ 5,715	7%
Investment advisory and management fees	2,972	2,798	6%
Deposit service fees	3,824	3,847	-1%
Gain on sales of residential real estate loans	323	461	-30%
Gain on sales of government guaranteed portions of loans	1,305	2,041	-36%
Swap fee income	1,718	155	1008%
Earnings on cash surrender value of life insurance	1,762	1,722	2%
Debit card fees	1,072	982	9%
Correspondent banking fees	1,190	1,064	12%
Participation service fees on commercial loan participations	865	855	1%
Securities gains, net	799	92	768%
Fee income from early termination of leases	297	61	387%
Credit card issuing fees	538	553	-3%
Lawsuit award	387	-	100%
Gain on debt extinguishment	300	-	100%
Other	1,047	812	29%
Total noninterest income	$ 24,530	$ 21,158	16%

ANALYSIS OF NONINTEREST EXPENSE

Salaries and employee benefits	$ 42,968	$ 40,337	7%
Occupancy and equipment expense	7,043	7,386	-5%
Professional and data processing fees	5,523	6,192	-11%
FDIC, other insurance and regulatory fees	2,725	2,895	-6%
Loan/lease expense	882	666	32%
Net cost of operation of other real estate	(1,092)	603	-281%
Advertising and marketing	1,900	1,985	-4%
Postage and communications	936	930	1%
Stationery and supplies	596	579	3%
Bank service charges	1,486	1,291	15%
Losses on debt extinguishment	7,486	-	100%
Correspondent banking expense	703	636	11%
Other	2,202	1,930	14%
Total noninterest expense	$ 73,358	$ 65,430	12%

STOCK LISTING INFORMATION

The common stock of QCR Holdings, Inc. is traded on the NASDAQ Global Market under the symbol QCRH.

COMMON STOCK

Calendar 2015	High	Low
4th Quarter	$ 24.90	$ 21.00
3rd Quarter	23.22	19.58
2nd Quarter	22.74	17.51
1st Quarter	18.19	16.91
Calendar 2014	**High**	**Low**
4th Quarter	$ 18.20	$ 17.50
3rd Quarter	18.10	16.96
2nd Quarter	17.96	17.00
1st Quarter	17.48	16.99
Calendar 2013	**High**	**Low**
4th Quarter	$ 18.20	$ 15.65
3rd Quarter	16.51	14.96
2nd Quarter	16.50	13.18
1st Quarter	16.96	13.05

DIVIDEND INFORMATION

Record Date	Payment Date	Amount Per Share
12.18.15	01.06.16	$ .04
06.19.15	07.08.15	$ .04
12.19.14	01.07.15	$ .04
06.20.14	07.08.14	$ .04
12.20.13	01.07.14	$ .04
06.21.13	07.08.13	$ .04

Annual Meeting of Stockholders

The Annual Meeting of the Stockholders of QCR Holdings, Inc. will be held:

May 13, 2016 at 8:00 am
Quad City Bank & Trust
3551 7th Street
Moline, IL 61265

Annual Report on Form 10-K

Copies of the QCR Holdings, Inc. annual report on Form 10-K and exhibits filed with the Securities and Exchange Commission (SEC), are available to stockholders without charge by accessing our internet site at **www.qcrh.com** or by writing:

Elizabeth A. Grabin
Vice President, Controller and
Director of Financial Reporting

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7724

The SEC maintains an internet site that contains reports, proxy, and information statements and other information about issuers that file electronically with the SEC. The address of that site is: **www.sec.gov**.

Stock Transfer Agent

Inquiries regarding stock transfer, registration, lost certificates, or changes in name and address should be directed to the stock transfer agent and registrar by writing:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219

Investor Information

Stockholders, investors, and analysts interested in additional information may contact:

Todd A. Gipple
Executive Vice President, Chief Operating Officer and Chief Financial Officer

QCR Holdings, Inc.
3551 Seventh Street
Moline, IL 61265
309.743.7745

Independent Registered Public Accounting Firm

RSM US LLP, Davenport, IA

Corporate Counsel

Lane & Waterman, Davenport, IA
Barack Ferrazzano Kirschbaum & Nagelberg LLP, Chicago, IL

Quad City Bank & Trust Locations

2118 Middle Road
Bettendorf, IA 52722

4500 N. Brady Street
Davenport, IA 52806

3551 Seventh Street
Moline, IL 61265

5405 Utica Ridge Road
Davenport, IA 52807

1700 Division Street
Davenport, IA 52804

Cedar Rapids Bank & Trust Locations

500 First Avenue NE, Suite 100
Cedar Rapids, IA 52401

5400 Council Street NE
Cedar Rapids, IA 52402

Community Bank & Trust Locations

422 Commercial Street
Waterloo, IA 50701

11 Tower Park Drive
Waterloo, IA 50701

312 W. 1st Street
Cedar Falls, IA 50613

Rockford Bank & Trust Locations

308 W. State Street, Suite 100
Rockford, IL 61101

4571 Guilford Road
Rockford, IL 61107

m2 Lease Funds, LLC

175 N. Patrick Blvd., Suite 140
Brookfield, WI 53045

Internet Information

Information on subsidiaries' history, locations, products and services can be accessed on the internet at:

www.qcbt.com
www.crbt.com
www.communitybt.com
www.rkfdbank.com
www.m2lease.com